IMPERIAL

03 FEB 25 AM 7:21

82-1257

SUPPL

03007392

17 February 2003

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

Dear Anne

Imperial One Ltd

RE: ANNOUNCEMENT ON THE SALE OF BEMAX RESOURCES NL SHARES

Please find enclosed a copy of the Company's announcement on the sale of BeMaX Resources NL shares lodged with the Australian Stock Exchange Limited on 14 February 2003.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dlw 3/18

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/02/2003

TIME: 15:22:49

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sale of Bemax Resources NL Shares

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

IMPERIAL

14 February 2003

FAXED

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

RE: SALE OF BEMAX RESOURCES NL SHARES

It is with regret that the Company announces that on 12 February 2003 it sold 2.4 million fully paid ordinary shares in BeMaX to fulfil its obligations under a Convertible Loan Agreement with PSG Doyle Capital. The sale of the BeMaX shares was instigated following the collapse in negotiations to refund the Convertible Note through a new Loan Facility.

The Directors of Imperial One wish to reiterate that the sale of BeMaX shares was in no way related to its confidence in the progress of the Pooncarie Mineral Sands Project being undertaken by BeMaX. The Board of Imperial continues to fully support BeMaX in the development of the Pooncarie Mineral Sands Project.

If you have any further queries please call Mr Bruce McLeod on 02 9251 7177.

Yours sincerely

Bruce McLeod
Chairman